Kalorama Capital, LLC
Statement of Financial
Condition December 31, 2017

Assets

Cash and cash equivalents	$	39,912
Prepaid Expenses		625
Total Assets	$	40,537

Liabilities and Member's Equity

Current liabilities		
Accounts Payable	$	350
Deferred Revenue		5,000
Total Current liabilities		5,350
Member's Equity		35,187
Total Liabilities and Member's Equity	$	40,537

See Notes to Financial Statements.